[Letterhead of Alabama National BanCorporation]

August 1, 2006

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Reference:	Alabama National BanCorporation
Form S-4 Registration Statement
File No. 333-135722

We respectfully request that the above-referenced Registration Statement be permitted to become effective at 10:00 a.m. EST on Thursday, August 3, 2006, or as soon thereafter as possible.

In requesting effectiveness of the above-referenced Registration Statement, we acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

ALABAMA NATIONAL BANCORPORATION

By:	/s/ William E. Matthews, V
William E. Matthews, V
Executive Vice President and
Chief Financial Officer